PROSPECTUS SUPPLEMENT                          Filed Pursuant to Rule 424(b)(5)
(to Prospectus dated December 18, 2000)        File No. 333-32586

                          50,000 SHARES OF COMMON STOCK

                          HOMESEEKERS.COM, INCORPORATED

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         We are offering all of the 50,000 shares of our common stock being offered by this prospectus. Our common stock is quoted on The Nasdaq SmallCapMarket under the symbol "HMSK." On May 23, 2001, the last reported sale price of the common stock on The Nasdaq SmallCapMarket was $0.47 per share.

         William Tomerlin has purchased 50,000 shares of our common stock for consideration of approximately $24,000 consisting entirely of amounts due Mr. Tomerlin in connection with an extension of the due date of a promissory note payable to him by us. We delivered the shares in Reno, Nevada on or about May 25, 2001.

         SEE "RISK FACTORS" ON PAGE 4 OF THE ACCOMPANYING PROSPECTUS FOR VARIOUS RISKS YOU SHOULD CONSIDER BEFORE YOU PURCHASE ANY SHARES.

            THE DATE OF THIS PROSPECTUS SUPPLEMENT IS JULY 13, 2001.


         We have not authorized any other person to provide you with any information or to make any representations not contained in this prospectus supplement or the attached prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of any securities other than the 50,000 shares of our common stock. This prospectus supplement is part of, and you must read it in addition to, the attached prospectus dated December 18, 2000. You should assume that the information appearing in this prospectus supplement and the attached prospectus, as well as the information incorporated by reference, is accurate as of the date in the front cover of this prospectus supplement only.

         The distribution of this prospectus supplement and the attached prospectus, and the offering of the common stock, may be restricted by law in some jurisdictions. You should inform yourself about, and observe, any of these restrictions. This prospectus supplement and the attached prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which the offer or solicitation is not authorized nor in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make the offer or solicitation.

                                 USE OF PROCEEDS

         We did not receive any cash consideration from the sale of the common stock offered by us. We issued the shares to William Tomerlin for consideration consisting of amounts due Mr. Tomerlin in connection with an extension of the due date of a promissory note payable to him by us.

                              PLAN OF DISTRIBUTION

         Subject to the terms and conditions set forth in a promissory note payable by us to Mr. Tomerlin, on a one-time basis, we have sold to Mr. Tomerlin, and Mr. Tomerlin has purchased from us, a total of 50,000 shares of our common stock for an aggregate purchase price of approximately $24,000, which consists entirely of amounts due to Mr. Tomerlin in connection with the promissory note.

         Mr. Tommerlin has advised us that he is not acting as an underwriter, placement agent, broker or dealer in connection with his acquisition of our common stock and that he is purchasing our common stock for his own account and not with a view to distribution.

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